Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161305

PROSPECTUS SUPPLEMENT NO. 3
to Prospectus declared
effective on September 18, 2009
(Registration No. 333-161305)

INTELGENX TECHNOLOGIES CORP.

This Prospectus Supplement No. 3 supplements our Prospectus dated September 17, 2009, and should be read in conjunction therewith. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering.

This Prospectus Supplement includes the following documents, as filed by us with the Securities and Exchange Commission:

  the attached Interim Report on Form 10-Q, for the quarterly period ended March 31, 2010

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "IGXT" and on the TSX-V under the symbol "IGX".

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is June 08, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2010

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File Number 000-31187

INTELGENX TECHNOLOGIES CORP.
(Exact name of small business issuer as specified in its charter)

Delaware	87-0638336
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

6425 Abrams, Ville Saint Laurent, Quebec H4S 1X9, Canada
(Address of principal executive offices)

(514) 331-7440
(Issuer's telephone number)

(Former Name, former Address, if changed since last report)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  [X]             No  [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer (Do not check if a smaller reporting company) [ ]	Smaller reporting company [X]

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDS DURING THE PRECEDING FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  [   ]             No  [   ]

APPLICABLE TO CORPORATE ISSUERS:

33,081,271 shares of the issuer’s common stock, par value $.00001 per share, were issued and outstanding as of May 13, 2010.

IntelGenx Technologies Corp.
Form 10-Q

IntelGenx Technologies Corp.

Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

Contents
Balance Sheet	2
Statement of Shareholders' Equity	3
Statement of Operations and Comprehensive Loss	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10

IntelGenx Technologies Corp.

Consolidated Balance Sheet
(Expressed in Thousands of U.S. Dollars ($’000) Except Share and Per Share Data)
(Unaudited)

	March 31,	December 31,
	2010	2009
Assets
Current
Cash and cash equivalents	$1,037	$1,525
Accounts receivable	617	618
Prepaid expenses	50	48
Investment tax credits receivable	554	512
	2,258	2,703
Property and Equipment	157	158
	$2,415	$2,861
Liabilities
Current
Accounts payable and accrued liabilities	964	704
	965	704
Shareholders' Equity
Capital Stock (note 4)	0	0
Additional Paid-in-Capital	8,820	8,809
Accumulated Other Comprehensive Income	68	13
Accumulated Deficit	(7,437)	(6,665)
	1,451	2,157
	$2,415	$2,861

See accompanying notes

Approved on Behalf of the Board:

/s/ Bernard Boudreau         Director

/s/ Horst G. Zerbe                Director

IntelGenx Technologies Corp.

Consolidated Statement of Shareholders' Equity
For the Period Ended March 31, 2010
(Expressed in Thousands of U.S. Dollars ($’000) Except Share and Per Share Data)
(Unaudited)

				Accumulated
			Additional	Other		Total
	Capital Stock		Paid-In	Comprehensive	Accumulated	Shareholders'
	Number	Amount	Capital	Income	Deficit	Equity
Balance - December 31, 2009	33,081,271	$0	$8,809	$13	$(6,665)	$2,157
Foreign currency translation adjustment	-	-	-	55	-	55
Stock-based compensation (note 5)	-	-	11	-	-	11
Net loss for the period	-	-	-	-	(772)	(772)
Balance – March 31, 2010	33,081,271	$0	$8,820	$68	$(7,437)	$1,451

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Thousands of U.S. Dollars ($’000) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period
	Ended March 31,
	2010	2009
Revenue	$182	$201
Expenses
Research and development	330	435
Research and development tax credits	(24)	(36)
Management salaries	147	105
General and administrative	65	40
Professional fees	425	85
Depreciation	10	9
Foreign exchange	1	25
Interest and financing fees	-	170
	954	833
Loss Before Income Taxes	(772)	(632)
Deferred income taxes	-	(39)
Net Loss	(772)	(593)
Other Comprehensive Loss
Foreign currency translation adjustment	55	(9)
Comprehensive Loss	$(717)	$(602)
Basic Weighted Average Number of Shares Outstanding	33,081,271	20,850,002
Basic and Diluted Loss Per Common Share (note 7)	$(0.02)	$(0.03)

See accompanying notes

IntelGenx Technologies Corp.

Consolidated Statement of Cash Flows
(Expressed in thousands of U.S. Dollars ($’000) Except Share and Per Share Data)
(Unaudited)

	For the Three-Month Period
	Ended March 31,
	2010	2009
Funds Provided (Used) -
Operating Activities
Net loss	$(772)	$(593)
Depreciation	10	9
Investor relations services	3	22
Stock-based compensation	8	11
Interest accretion	-	145
Deferred income taxes	-	(39)
	(751)	(445)
Changes in non-cash operating elements of working capital	217	(44)
	(534)	(489)
Investing Activities
Additions to property and equipment	(3)	(2)
Restricted cash	-	249
	(3)	247
Increase (Decrease) in Cash and Cash Equivalent	(537)	(242)
Effect of Foreign Exchange on Cash and Cash Equivalents	49	(8)
Cash and Cash Equivalents
Beginning of Period	1,525	556
End of Period	$1,037	$306

See accompanying notes

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal and recurring nature.

These financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2009. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

The consolidated financial statements include the accounts of the Company and its subsidiary companies. On consolidation, all inter-entity transactions and balances have been eliminated.

The financial statements are expressed in U.S. funds.

Management has performed an evaluation of the Company’s activities through the date and time these financial statements were issued and concluded that there are no additional significant events requiring recognition or disclosure.

2.	Adoption of New Accounting Standards

Fair Value Measurements and Disclosures

On January 1, 2010, the Company adopted FASB ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)”. This Update provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements. It also clarifies exposing disclosures requirements indicating that disaggregate information regarding classes of assets and liabilities that make up each level and more detail regarding valuation techniques and inputs. This Update is effective for fiscal years beginning on or after December 15, 2009 except for the disclosure regarding Level 3 activity which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.

Notes to Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

3.	Significant Accounting Policies

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued Update No. 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 provides amendments to the criteria in ASC 605-25, “Revenue Recognition – Multiple-Element Arrangements” for separating consideration in multiple-deliverable arrangements. As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP. ASU 2009-13: 1) establishes a selling price hierarchy for determining the selling price of a deliverable, 2) eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, 3) requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis, 4) significantly expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of this Statement on its consolidated financial statements. The adoption of ASC 2009-13 is not expected to have a material effect on the Company’s financial position or results of operations.

In October 2009, the FASB issued Update No. 2009-14, “Software (Topic 985)—Certain Revenue Arrangements That Include Software Elements a consensus of the FASB Emerging Issues Task Force” (ASU 2009-14). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, ASU 2009-14 provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC 2009-14 is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2010, the FASB issued Update No. 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. ASU 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after March 5, 2010. The adoption of ASC 2010-11 is not expected to have a material effect on the Company’s financial position or results of operations.

IntelGenx Technologies Corp.
Notes to Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

4.	Capital Stock

	March 31,	December 31,
	2010	2009
Authorized -
100,000,000 common shares of $0.00001 par value
20,000,000 preferred shares of $0.00001 par value
Issued -
33,081,271 (December 31, 2009 - 33,081,271) common shares	$331	$331

5.	Additional Paid-In Capital

Stock Options

On January 21, 2010 the Company granted 50,000 stock options to SectorSpeak as compensation for investor relation services. The stock options are exercisable into common shares at an exercise price of $0.47 per share option, which expire on January 21, 2013. The stock options vest 50% on the first, and 50% on the second, anniversary of the agreement. The stock options were accounted for at their fair value of $15 thousand, as determined by the Black-Scholes valuation model, using the assumptions below:

Expected volatility	120%
Expected life	3.0 years
Risk-free interest rate	1.39%
Dividend yield	Nil

Compensation expenses for stock-based compensation of $11 thousand and $33 thousand were recorded during the three-month period ended March 31, 2010 and 2009 respectively. Of the amount expensed in 2010, $3 thousand (2009 - $22 thousand) relates to stock options granted to investor relations firms as compensation for investor relation services and $8 thousand (2009 - $11 thousand) relates to stock options granted to employees. As at March 31, 2010, the Company has $54 thousand (2009 - $51 thousand) of unrecognized stock-based compensation.

6.	Related Party Transactions

During the three-month period ended March 31, 2010, the Company incurred expenses of approximately $5 thousand (2009 - $4 thousand) for laboratory equipment leased from a shareholder, who is also an officer of the Company.

IntelGenx Technologies Corp.
Notes to Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

6.	Related Party Transactions (Cont’d)

Included in management salaries are $6 thousand (2009 - $5 thousand) for options granted to the Chief Financial Officer and $1 thousand (2009 - $Nil) for options granted to the Chief Executive Officer under the 2006 Stock Option Plan.

Also included in management salaries are director fees of $12.5 thousand (2009-$1.2 thousand) for attendance to board meetings and audit committee meetings.

Included in accounts payable and accrued liabilities is approximately $11 thousand (2009 - $18 thousand) payable to shareholders, who are also officers of the Company and cash retainer amounting to $Nil (2009 - $17 thousand) payable to a director of the Company.

The above related party transactions have been measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

7.	Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share is calculated based on the weighted average number of shares outstanding during the period. The warrants, share-based compensation and convertible notes have been excluded from the calculation of diluted loss per share since they are anti-dilutive.

8.	Subsequent Events

Agreement with RedHill Biopharma:

On April 21, 2010 the Company announced that it has executed a binding term-sheet with RedHill Biopharma Ltd., ("RedHill") to co-develop and license IntelGenx' first oral thin film product based upon the Company's proprietary VersaFilm technology. The term-sheet sets forth the main criteria to be incorporated into a definitive development and license agreement, subject to due diligence, under which RedHill would obtain exclusive worldwide rights to market and sell IntelGenx' rapidly dissolving anti-migraine oral film product. In exchange IntelGenx would receive upfront, milestone, and external development fees totalling up to $2.1 million from RedHill. RedHill will also be responsible for regulatory filing fees, if necessary. Furthermore, upon commercialization of the product, IntelGenx would receive 40% of all proceeds including, but not limited to, all sales and income from the product world-wide.

IntelGenx Technologies Corp.
Notes to Consolidated Interim Financial Statements
March 31, 2010
(Expressed in U.S. Funds)
(Unaudited)

8.	Subsequent Events (Cont’d)

Agreement with Pillar5 Pharma:

On April 30, 2010, the Company entered into a Memorandum of Agreement ("Agreement") with Pillar5 Pharma Inc. Pursuant to the Agreement, IntelGenx undertakes to use its best efforts to ensure that distributors of IntelGenx' oral solid dose pharmaceutical products developed for commercial production be directed to Pillar5 for purposes of negotiating a manufacturing agreement requiring Pillar5 to manufacture those products. As consideration for this undertaking, Pillar5 issued to IntelGenx 114 voting common shares of Pillar5, representing 10% of the issued and outstanding shares of Pillar5. The shares will be held in escrow and are forfeitable by IntelGenx until Pillar5 achieves certain revenue targets and are subject to restrictions on transfer pursuant to the Agreement. IntelGenx has a right of first refusal in the event of bona fide sale to a third party of all of the shares or substantially all of the assets of Pillar5. Pursuant to the Agreement, IntelGenx has the right to designate a nominee to serve on the board of directors of Pillar5 and Pillar5 has the right to designate a nominee to serve on the board of directors of IntelGenx Technologies Corp. In connection with the Agreement, the Company entered into an Acknowledgment and Agreement, pursuant to which the Company became party to a Shareholders Agreement, dated as of January 22, 2010, with Pillar5 and its shareholders. The Shareholders Agreement provides for restrictions on transfer and drag-along rights with respect to the Pillar5 shares.

Agreement with Cary Pharmaceuticals:

On May 7, 2010, the Company executed a Project Transfer Agreement with Cary Pharmaceuticals Inc. (“Cary”), its former development partner, whereby Cary assigned its 50% ownership stake in CPI-300 to IntelGenx. Pursuant to the Project Transfer Agreement, IntelGenx and Cary (“the Parties”) have agreed to terminate the Collaborative Agreement entered into in November 2007 and the Parties further agreed that the CPI-300 project will be transferred and assigned to IntelGenx. In addition, Cary has assigned to IntelGenx all rights and interest in the regulatory approvals that Cary has or may have had, including the New Drug Application (“NDA”), and IntelGenx will be responsible for the costs associated therewith. IntelGenx will have full and complete authority with respect to the prosecution and/or amendment of the NDA and the commercialization of the product and/or the technology encompassed in the CPI-300 project. IntelGenx will also assume all obligations to, and responsibility for, the Biovail litigation, including the costs thereof. In addition to certain potential pre- commercialization payments, IntelGenx will pay Cary, upon commercialization of CPI-300, 10% of sales royalties received by IntelGenx and 3% of upfront payments received by IntelGenx should a distribution agreement be signed in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction to Management’s Discussion and Analysis

The purpose of this section, Management’s Discussion and Analysis of Financial Condition and Results of Operations, is to provide a narrative explanation of the financial statements that enables investors to better understand the business of the Company, to enhance the Company’s overall financial disclosures, to provide the context within which the Company’s financial information may be analyzed, and to provide information about the quality of, and potential variability of, the Company’s financial condition, results of operations and cash flows. Unless otherwise indicated, all financial and statistical information included herein relates to continuing operations of the Company. Unless otherwise indicated or the context otherwise requires, the words, “IntelGenx, “Company”, “we”, “us”, and “our” refer to IntelGenx Technologies Corp. and its subsidiaries, including IntelGenx Corp. This information should be read in conjunction with the accompanying unaudited Consolidated Financial Statements and Notes thereto.

Company Background

IntelGenx is a drug delivery company established in 2003 and headquartered in Montreal, Quebec, Canada. The Company’s focus is on the development of novel oral immediate-release and controlled-release products for the pharmaceutical market. IntelGenx’ business strategy is to develop pharmaceutical products based on the Company’s proprietary drug delivery technologies and, once the viability of a product has been demonstrated, to license the commercial rights to partners in the pharmaceutical industry. In certain cases, the Company relies upon partners in the pharmaceutical industry to fund development of the licensed products, complete the regulatory approval process with the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies relating to the licensed products, and assume responsibility for marketing and distributing such products.

In addition, IntelGenx may choose to pursue the development of certain products until the product reaches the marketing and distribution stage. The Company will assess the potential for successful development of a product and associated costs, and then determine at which stage it is most prudent to seek a partner, balancing such costs against the potential for additional returns earned by partnering later in the development process.

The Company has also undertaken a strategy under which it will work with pharmaceutical companies in order to develop new dosage forms for pharmaceutical products for which patent protection is nearing expiration. Under §(505)(b)(2) of the Food, Drug, and Cosmetics Act, the FDA may grant market exclusivity for a term of up to three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor.

The Company is currently continuing to develop the existing products in its pipeline and may also perform research and development on other potential products as opportunities arise.

The Company currently purchases and/or leases, on an as-needed basis, the equipment necessary for performing research and development activities related to its products.

The Company plans to hire new personnel, primarily in the area of research and development, on an as-needed basis as the Company enters into partnership agreements and increases its research and development activities.

Key Developments

The Company achieved a number of milestones in its strategic development, growth and future income potential so far in 2010, most notably:

Antidepressant Tablet:

On April 6, 2009 IntelGenx submitted a New Drug Application (“NDA”) to the FDA for CPI-300. CPI-300 is a higher strength of the antidepressant bupropion HCl, the active ingredient in Wellbutrin XL®. The NDA was accepted for standard review by the FDA in June 2009. As required under NDA filings, IntelGenx' development partner Cary Pharmaceuticals (“Cary”), the NDA applicant, notified Biovail Laboratories SLR (“Biovail”), holder of the Wellbutrin XL® patent of the filing contending non-infringement of the Wellbutrin XL® patent.

On August 18, 2009 Cary was sued by Biovail in the U.S. District Court of Delaware for patent infringement, under provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), with respect to Biovail's U.S. Patent No. 6,096,341. Pursuant to the Hatch-Waxman Act, the filing of the patent infringement lawsuit by Biovail instituted an automatic stay of FDA approval of the NDA until the earlier of a judgment or January 3, 2012. Any decision could have an effect on IntelGenx' potential revenues relating to CPI-300. IntelGenx believes CPI-300 does not infringe Biovail's patent and is vigorously defending its position.

On January 11, 2010 IntelGenx announced a manufacturing site change for CPI-300. The original manufacturer, PharmPro of Aurora, IL ("PharmPro") was sold to URL Pharma of Philadelphia, PA. As a result of this acquisition, URL advised IntelGenx they would no longer manufacture CPI-300. IntelGenx has identified and engaged Pillar5 Pharma, Arnprior, ON, as the new manufacturing facility for the product. Arnprior is a state-of-the-art GMP facility with a long-standing record of manufacturing quality product for the pharmaceutical industry. As a result of the manufacturing site change, IntelGenx is preparing an amendment to the NDA. IntelGenx expects that the changes will not materially affect the existing timeline for commercialization of CPI-300.

On January 21, 2010 IntelGenx announced the U.S. Patent and Trademark Office ("USPTO") issued a formal Notice of Allowance for the patent application protecting CPI-300. The patent was issued on March 9, 2010 under the number US 7,674,479. The patent will be listed in the FDA’s Orange Book and will provide broad protection for CPI-300 against generic copies.

On February 8, 2010 IntelGenx received a Complete Response Letter (“CRL”) from the FDA regarding CPI-300. The CRL lists two main issues which need to be addressed before obtaining final approval: 1) qualification of Pillar5 as the commercial manufacturing site and 2) an observed food effect seen with CPI-300 and the reference product. The FDA found no other notable deficiencies in the NDA. As noted in the January 11, 2010 press release, the FDA was notified about Pillar5. IntelGenx believes the food effect issue can be addressed through a label adjustment and post-approval education. In addition, the company plans to conduct a pilot food effect study with CPI-300 tablets having a modified enteric coating. In the coming weeks IntelGenx will meet with FDA to clarify the steps necessary to obtain approval. IntelGenx is confident the activities required to support the NDA amendment can be completed in time for a submission in the second half of 2010.

On May 7, 2010 IntelGenx executed a Project Transfer Agreement (“Agreement”) with Cary, its former development partner, whereby Cary assigned its 50% ownership stake in CPI-300 to IntelGenx. Pursuant to the Agreement, IntelGenx and Cary (“the Parties”) have agreed to terminate the Collaborative Agreement entered into in November 2007 and the Parties further agreed that the CPI-300 project will be transferred and assigned to IntelGenx. In addition, Cary has assigned to IntelGenx all rights and interest in the regulatory approvals that Cary has or may have had, including the NDA, and IntelGenx will be responsible for the costs associated therewith. IntelGenx will have full and complete authority with respect to the prosecution and/or amendment of the NDA and the commercialization of the product and/or the technology encompassed in the CPI-300 project. IntelGenx will also assume all obligations to, and responsibility for, the Biovail litigation, including the costs thereof. In addition to certain potential pre-commercialization payments, IntelGenx will pay Cary, upon commercialization of CPI-300, 10% of sales royalties received by IntelGenx and 3% of upfront payments received by IntelGenx should a distribution agreement be signed in the future.

Neuropathic Pain Tablet:

On April 14, 2009 IntelGenx and its development partner, Cannasat Therapeutics Inc. (Cannasat), announced positive Phase 1b results for Relivar, a buccal formulation of dronabinol. The randomized, single dose, double blind crossover study compared Cannasat’s Relivar with Marinol 2.5 mg in healthy volunteers. Relivar delivered twice the amount of dronabinol into the bloodstream as the brand with no increase in side effects due to a corresponding reduction in the metabolite responsible for the CNS adverse effects of dronabinol. Relivar was developed using IntelGenx’ proprietary AdVersa buccal delivery technology.

On March 4, 2010 IntelGenx and Cannasat announced that they have entered into a Letter of Intent ("LOI") under which IntelGenx would acquire a fifty percent ownership stake from Cannasat and an exclusive worldwide license to develop and commercialize Relivar. The LOI details the terms under which the two parties will negotiate an exclusive worldwide license that should result in IntelGenx assuming sole product development and corresponding funding as well as commercialization rights for Relivar. The LOI also lays out the terms for shared milestones and royalties generated by sublicensing of Relivar to a potential pharmaceutical marketing partner in the future. Upon completing a definitive license agreement, IntelGenx would forgive approximately CAD$231 thousand of debt owed by Cannasat. A definitive license agreement would be subject to board approval for both companies.

On April 15, 2010 Cannasat announced that it received shareholder approval at its Annual General Shareholder Meeting to change its corporate name to Cynapsus Therapeutics Inc. (“Cynapsus”).

Anti-Migraine Film:

On April 21, 2010 IntelGenx announced that it has executed a binding term-sheet with RedHill Biopharma Ltd., an Israeli corporation ("RedHill") to co-develop and license IntelGenx' first oral thin film product based upon the Company's proprietary VersaFilm technology. The product is intended for the rapid relief of migraine. The term-sheet sets forth the main criteria to be incorporated into a definitive development and license agreement, subject to due diligence, under which RedHill would obtain exclusive world-wide rights to market and sell IntelGenx' rapidly dissolving anti-migraine oral film product. In exchange IntelGenx would receive upfront, milestone, and external development fees totalling up to $2.1 million from RedHill. RedHill will also be responsible for regulatory filing fees, if necessary. Furthermore, upon commercialization of the product, IntelGenx would receive 40% of all proceeds including, but not limited to, all sales milestones and income from the product world-wide. IntelGenx and RedHill have entered into a ninety day exclusivity period during which IntelGenx is prohibited from engaging in negotiations related to the product contemplated to be licensed to RedHill with any other party. The term-sheet also provides for a breakup fee in the event that IntelGenx or RedHill is unable to execute the licensing agreement under certain circumstances after the satisfactory completion of due diligence.

VersaFilm Manufacturing:

On January 25, 2010 IntelGenx announced a strategic alliance with LTS Lohmann Therapie-Systeme AG (LTS) for the exclusive manufacturing of pharmaceutical products developed by IntelGenx using its VersaFilm drug delivery technology. VersaFilm is comprised of a thin polymeric film using components that are safe and approved by the FDA. VersaFilm provides a patent-protected method of re-formulating approved pharmaceuticals in a more convenient and discrete oral dosage form. IntelGenx currently has three products in development using the VersaFilm technology.

Manufacturing Partnership and Ownership Position in Manufacturing Facility:

On April 30, 2010 IntelGenx entered into a Memorandum of Agreement ("Agreement") with Pillar5 Pharma Inc. Pursuant to the Agreement, IntelGenx undertakes to use its best efforts to ensure that distributors of IntelGenx' oral solid dose pharmaceutical products developed for commercial production be directed to Pillar5 for purposes of negotiating a manufacturing agreement requiring Pillar5 to manufacture those products. As consideration for this undertaking, Pillar5 issued to IntelGenx 114 voting common shares of Pillar5, representing 10% of the issued and outstanding shares of Pillar5. The shares will be held in escrow and are forfeitable by IntelGenx until Pillar5 achieves certain revenue targets and are subject to restrictions on transfer pursuant to the Agreement. IntelGenx has a right of first refusal in the event of bona fide sale to a third party of all of the shares or substantially all of the assets of Pillar5. Pursuant to the Agreement, IntelGenx has the right to designate a nominee to serve on the board of directors of Pillar5 and Pillar5 has the right to designate a nominee to serve on the board of directors of IntelGenx Technologies Corp.

Currency rate fluctuations

The Company’s operating currency is Canadian dollars, while its reporting currency is U.S. dollars. Accordingly, the Company’s results of operations and balance sheet position have been affected by currency rate fluctuations. The following management discussion and analysis takes this into consideration whenever material.

Results of Operations - three month period ended March 31, 2010 compared to the three month period ended March 31, 2009.

In U.S.$ thousands	2010	2009	Increase/	Percentage
			(Decrease)	Change
Revenue	$182	$201	$(19)	9%
Research and Development Expenses	330	435	(105)	24%
Research and Development Tax Credit	(24)	(36)	12	33%
Management Salaries	147	105	42	40%
General and Administrative Expenses	65	40	25	63%
Professional Fees	425	85	340	400%
Interest and Financing Fees	-	170	(170)	N/A
Foreign Exchange	1	25	(24)	96%
Income taxes	-	(39)	39	N/A
Net Income (Loss)	(772)	(593)	(179)	30%

Revenue

Total revenue decreased by $19 thousand, or 9%, to $182 thousand for the three months ended March 31, 2010 from $201 thousand for the three months ended March 31, 2009.

In the first quarter of 2010, royalty revenues earned from commercialization of the first product fully-developed by the Company, a prenatal multivitamin supplement marketed as Gesticare® in the USA, increased by approximately 72% to $74 thousand from $43 thousand in the same period of the previous year.

Revenue earned from the Company’s pharmaceutical partners for development milestones achieved decreased by $50 thousand, or 32%, to $108 thousand, compared with $158 thousand in the previous year.

Interest income of $1 thousand was recorded in the first quarter of 2010. No interest income was recorded in the first quarter of 2009.

Research and Development (“R&D”) Expenses

R&D expenses for the three months ended March 31, 2010 were $330 thousand, representing a decrease of $105 thousand, or 24%, compared to $435 thousand for the three months ended March 31, 2009.

The decrease in R&D expenses for the first quarter of 2010 is primarily attributable to the decrease in costs related to the CPI-300 project, which totaled approximately $103 thousand in the first quarter of 2010, compared with $253 thousand in the same period of the previous year. This decrease is partially offset by a foreign exchange impact of approximately $56 thousand arising from the translation of the Company’s operating currency into its reporting currency.

Also included within R&D expenses for the three months ended March 31, 2010 are R&D Salaries of $108 thousand, of which approximately $1 thousand represents non-cash compensation. This compares to R&D salaries of $91 thousand in the three month period ended March 31, 2009, none of which represented non-cash compensation. The increase in R&D Salaries is primarily attributable to the foreign exchange impact arising from the translation of the Company’s operating currency into its reporting currency.

In the first quarter of 2010 the Company recorded estimated Research and Development Tax Credits and refunds of $24 thousand, as compared to $36 thousand for the first quarter of 2009.

Management Salaries and General and Administrative (“G&A”) Expenses

Management salaries increased to $147 thousand in the first quarter of 2010, representing an increase of $42 thousand, or 40%, compared to $105 thousand in the first quarter of 2009. The increase is attributable to a foreign exchange impact of approximately $24 thousand arising from the translation of the Company’s operating currency into its reporting currency, the payment of Directors Fees in the amount of $12 thousand (2009 - $1 thousand) and management salary increases.

Included in management salaries in the first quarter of 2009 are approximately $7 thousand in non cash compensation resulting from options granted to management employees in 2008 and 2009, as compared to $11 thousand expensed for the same period last year.

General and administrative expenses increased to $65 thousand in the first quarter of 2010 from $40 thousand in the first quarter of 2009. The increase is attributable to a foreign exchange impact of approximately $11 thousand arising from the translation of the Company’s operating currency into its reporting currency, and an increase in insurance expense of approximately $16 thousand.

Professional Fees

Professional fees for the three months ended March 31, 2010 increased to $425 thousand compared to $85 thousand for the three months ended March 31, 2009.

The increase in professional fees is primarily attributable to legal expenses of approximately $313 thousand incurred in the first quarter of 2010 related to the defense of the Biovail lawsuit. On August 18, 2009, the Company’s former development partner Cary Pharmaceuticals was sued by Biovail in the U.S. District Court of Delaware for patent infringement, under provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), with respect to Biovail's U.S. Patent No. 6,096,341. Pursuant to the Hatch-Waxman Act, the filing of the patent infringement lawsuit by Biovail instituted an automatic stay of FDA approval of the NDA until the earlier of a judgment or January 3, 2012. Under an agreement executed between IntelGenx and Cary on May 7, 2010, Cary assigned its 50% ownership stake in CPI-300, including all rights and interest in the regulatory approvals as well as the NDA, and IntelGenx assumed full and complete responsibility for the Biovail litigation, including the costs thereof. IntelGenx believes CPI-300 does not infringe Biovail's patent and is vigorously defending its position.

The increase in professional fees also includes a foreign exchange impact of approximately $72 thousand arising from the translation of the Company’s operating currency into its reporting currency.

Included within professional fees in the first quarter of 2010 is a non-cash expense of approximately $3 thousand for options granted to investor relation firms for investor relation services compared to $22 thousand in the same period last year.

Share-Based Compensation Expense, Warrants and Stock Based Payments

Share-based compensation expense, warrants and share-based payments totaled $11 thousand for the three months ended March 31, 2010, as compared to $33 thousand for the three months ended March 31, 2009.

The Company expensed approximately $8 thousand in the first quarter of 2010 for options granted to Company employees in 2008 and 2009 under the 2006 Stock Option Plan, compared with $11 thousand expensed in the same period last year.

The Company also expensed $3 thousand in the first quarter of 2010 for options granted to investor relation firms for investor relation services, compared to $22 in the same period last year.

There remains approximately $54 thousand in stock based compensation to be expensed in fiscal 2010 and 2011 of which approximately $26.6 thousand relates to the issuance of options to employees of the Company during 2008 and 2009, and approximately $28 thousand relates to options granted to investor relations firms. The Company anticipates the issuance of additional options and warrants in the future, which will continue to result in stock-based compensation expense.

Financing Cost

Due to the repayment in September 2009 of convertible notes issued in May 2007, the Company did not incur any interest and financing fee expense in the three months ended March 31, 2010, compared with $170 thousand for the three months ended March 31, 2009.

Foreign Exchange

A foreign exchange gain of $1 thousand was recorded in the three months ended March 31, 2010 compared with a foreign exchange gain of $25 thousand in the three months ended March 31, 2009. The foreign exchange gains relate primarily to currency fluctuations between the Canadian dollar and the U.S. dollar.

Net Loss

The net loss for the three months ended March 31, 2010 was $772 thousand and represents an increased loss of $179 thousand, or 30%, compared to the net loss of $593 thousand for the three months ended March 31, 2009. The main items resulting in the increase in net loss are summarized as follows:

a)	An increase in legal expenses of approximately $311 thousand resulting from the defense of the Biovail litigation against Cary Pharmaceuticals
b)	A foreign exchange impact of approximately $130 thousand arising from the translation of the Company’s operating currency into its reporting currency
c)	The reduction of $170 thousand of interest and financing fees as a result the repayment in September 2009 of convertible notes issued in May 2007
d)	The reduction of R&D expenses of approximately $105 thousand, which is primarily attributable to the decrease in costs related to the CPI-300 project.

Key items from the Balance Sheet - March 31, 2010 compared to December 31, 2009.

In U.S.$ thousands			Increase/	Percentage
	2010	2009	(Decrease)	Change
Current Assets	$2,258	$2,703	$(445)	17%
Property and Equipment	157	158	(1)	1%
Current Liabilities	964	704	260	37%
Capital Stock	0	0	0.0	0%
Additional Paid-in-Capital	8,820	8,809	11.0	0%

Current Assets

Current assets totaled $2,258 thousand at March 31, 2010, as compared to $2,703 thousand at December 31, 2009. The decrease of $445 thousand is primarily attributable to a decrease in cash of $488 thousand, partially compensated by an increase in the amount of investment tax credits receivable of $42 thousand.

Prepaid Expenses

As of March 31, 2010, prepaid expenses totaled $50 thousand as compared to $48 thousand at December 31, 2009.

Liquidity and Capital Resources

Cash and cash equivalents totaled $1,037 thousand as of March 31, 2010, a decrease of $488 thousand as compared to $1,525 thousand as of December 31, 2009.

As of March 31, 2010, accounts receivable totaled $617 thousand, as compared to $618 thousand as of December 31, 2009. Included within accounts receivable as of March 31, 2010 is a sales tax refund of approximately $169 thousand, approximately $143 thousand of which the Company expects to receive during the second quarter of 2010. In addition, the Company had R&D investment tax credits receivable of approximately $554 thousand as of March 31, 2010 as compared to $512 thousand as at December 31, 2009. The Company expects to receive approximately $323 thousand of the R&D investment tax credits during the second quarter of 2010, and approximately $207 thousand in the second half of 2010.

Accounts payable and accrued liabilities as of March 31, 2010 amounted to $964 thousand (December 31, 2009 - $704 thousand), of which approximately $523 thousand relates to research and development activities, approximately $334 thousand relates to professional fees, and approximately $96 thousand relates to accrued payroll liabilities. Included within other accruals is approximately $11 thousand due to a shareholder.

As at March 31, 2010, the accumulated deficit amounted to $7,437 thousand, as compared to $6,665 thousand as of December 31, 2009. Total assets amounted to $2,415 thousand and shareholders’ equity amounted to $1,451 thousand as of March 31, 2010, as compared with total assets and shareholders’ equity of $2,861 thousand and $2,157 thousand, respectively, as of December 31, 2009.

Property and Equipment

As at March 31, 2010, the net book value of property and equipment amounted to $157 thousand, as compared to $158 thousand at December 31, 2009. In the three months ended March 31, 2010 additions to assets totaled $3 thousand, depreciation amounted to $10 thousand and a foreign exchange gain of $6 thousand was recorded.

Capital Stock

There were no changes to capital stock during the three months ended March 31, 2010. Capital stock is disclosed at its par value with the excess of proceeds shown in Additional Paid-in-Capital.

Additional Paid-in-Capital

Additional paid-in capital totaled $8,820 thousand at March 31, 2010, as compared to $8,809 thousand at December 31, 2009. Included within the increase of $11 thousand is approximately $3 thousand attributable to the amortization of stock options granted to investor relations consultants, and approximately $8 thousand attributable to the amortization of stock options granted to employees.

Key items from the Statement of Cash Flows - three month period ended March 31, 2010 compared to the three month period ended March 31, 2009

			Increase/	Percentage
	2010	2009	(Decrease)	Change
Operating Activities	$(534)	$(489)	$45	9%
Financing Activities	-	-	-	N/A
Investing Activities	(3)	247	(250)	101%
Cash and cash equivalents - end of period	1,037	306	731	239%

Statement of cash flows

Net cash used by operating activities was $534 thousand in the three months ended March 31, 2010, as compared to net cash used by operating activities of $489 thousand for the same period in 2009. In the first three months of 2010, net cash used by operating activities consisted of an operating loss of $772 thousand and an increase in non-cash operating elements of working capital of $217 thousand.

Operating activities will continue to consume the Company’s available funds until the Company is able to generate increased revenues.

Net cash used in investing activities amounted to $3 for the three months ended March 31, 2010 compared to net cash provided of $247 thousand in the same period of 2009. Included within the provision of funds in 2009 was approximately $249 thousand in respect of the restricted cash for the CPI-300 project under the collaborative agreement with Cary Pharmaceuticals that was terminated on May 7, 2010.

Cash of $3 thousand was used to purchase capital assets in the first quarter of 2010, as compared to $2 thousand in the same period of 2009.

The balance of cash and cash equivalents as of March 31, 2010 amounted to $1,037 thousand, as compared to $306 thousand at March 31, 2009. Included within the amount at March 31, 2009 was approximately $29 thousand of cash restricted for the CPI-300 project under the collaborative agreement with Cary Pharmaceuticals that was terminated on May 7, 2010. In accordance with the collaborative agreement dated April 7, 2008 the Company agreed to restrict $2.0 million of its cash reserves in development support activities for an oral antidepressant using the Company’s proprietary oral delivery technology.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Forward-Looking and Cautionary Statements

This report contains certain forward-looking statements that involve risks and uncertainties relating to, among other things, our future financial performance or future events. Forward-looking statements give management’s current expectations, plans, objectives, assumptions or forecasts of future events. All statements other than statements of current or historical fact contained in this Form 10Q, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” and similar expressions. These statements involve known and unknown risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from the results set forth in this Annual Report. You should not place undue reliance on these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors such as:

continued development of our technology;
lack of product revenues
successful completion of clinical trials and obtaining regulatory approval to market ability to protect our intellectual property
dependence on collaborative partners
ability to generate positive cash flow
ability to raise additional capital if and when necessary
dependence on key personnel;
competitive factors;
the operation of our business; and
general economic conditions.

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward looking statements. These forward-looking statements speak only as of the date on which they are made, and except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 3.     Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to cause the material information required to be disclosed by us in the reports that we file or submit under the Exchange Act to be recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There have been no significant changes in our internal controls or in other factors which could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II

Item 1.     Legal Proceedings

In June of 2009 we announced that our New Drug Application filing for our antidepressant CPI-300 had been accepted by the FDA for standard review. We entered into a collaborative agreement with Cary Pharmaceuticals Inc. in November 2007 to jointly develop and commercialize CPI-300 using our proprietary oral delivery technology. CPI-300 is a novel, high strength dosage of Bupropion HCl, the active ingredient in Wellbutrin XL® for which Biovail Laboratories SLR (Biovail) holds the patent. As required in connection with the filing of the NDA, our former development partner Cary Pharmaceuticals, which serves as the NDA applicant, provided notice of the NDA filing to Biovail asserting that CPI-300 would not infringe Biovail's patents. On August 18, 2009, we learned that Cary Pharma was named in a lawsuit filed by Biovail in the U.S. District Court for the District of Delaware for patent infringement under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 with respect to Biovail's U.S. Patent No. 6,096,341 for Wellbutrin XL®. The filing of the patent infringement lawsuit instituted an automatic stay of any FDA approval of the NDA until the earlier of a judgment or January 3, 2012. Although we are not a party to the action, a negative decision may have an effect on our potential revenues relating to CPI-300. Under an agreement executed between IntelGenx and Cary Pharmaceuticals on May 7, 2010, Cary Pharmaceuticals assigned its 50% ownership stake in CPI-300, including all rights and interest in the regulatory approvals as well as the NDA, and IntelGenx assumed full and complete responsibility for the Biovail litigation, including the costs thereof. IntelGenx believes CPI-300 does not infringe Biovail's patent and is vigorously defending its position.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

This Item is not applicable.

Item 3.     Defaults Upon Senior Securities

This Item is not applicable.

Item 4.     Submission of Matters to a Vote of Security Holders

During the quarter ended March 31, 2010 no matters were submitted to a vote of security holders.

Item 5.     Other Information

This Item is not applicable.

Item 6.     Exhibits

Exhibit 10.1*	Project Transfer Agreement

Exhibit 10.2*	Co-development and Licensing Agreement

Exhibit 31.1	Certification of C.E.O. Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.2	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.1	Certification of C.E.O. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.2	Certification of Principal Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Confidential treatment has been requested for portions of this document, which are omitted and filed separately with the SEC.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. May 14, 2010

INTELGENX TECHNOLOGIES CORPORATION

Date: May 14, 2010	By: /s/ Horst Zerbe
Horst G. Zerbe
President, C.E.O. and
Director

Date: May 14, 2010	By: /s/ Paul Simmons
Paul A. Simmons
Principal Accounting Officer

Exhibit 10.1

CONFIDENTIAL TREATMENT REQUESTED
Redacted portions are indicated by [****]

Redacted portions filed separately with the SEC pursuant
to the confidential treatment request

PROJECT TRANSFER AGREEMENT

THIS PROJECT TRANSFER AGREEMENT (this “Agreement”) is hereby entered into and effective as of May 7, 2010 (the “Effective Date”) by and between IntelGenx Corp., a Canadian corporation, having an address at 6425 Abrams Ville Saint-Laurent, Quebec H4S 1X9 Canada (“IntelGenx”) on the one hand, and Cary Pharmaceuticals Inc., a Delaware corporation with offices located at 9903 Windy Hollow Road, Great Falls, Virginia 22066 (“Cary”) on the other. IntelGenx and Cary are sometimes referred to in this Agreement collectively as the “Parties” and each individually a “Party”.

In consideration of the mutual covenants and promises contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1
BACKGROUND; DEFINITIONS

1.1 Background.

(a) Reference is made to a certain Joint Venture Agreement between the Parties dated as of November 2, 2007 (the “Joint Venture Agreement”); a certain agreement between the Parties effective as of April 2, 2008 (the “April 2008 Amendment”); a certain agreement between the Parties effective April 3, 2009 (the “April 2009 Amendment”); a certain agreement between the Parties dated August 23, 2007 (the “MOU”); a certain agreement between the Parties dated February 20, 2007 (the “February 2007 LOI”); a certain agreement between the Parties dated September 16, 2006 (the “September 16, 2006 LOI”); a certain agreement between the Parties dated February 1, 2006 (the “February 1, 2006 LOI”); a certain agreement between the Parties dated February, 2006 (the “February 6, 2006 LOI”); and a certain agreement dated November 28, 2005 (the “2005 Agreement”), (collectively, the “Terminated Agreements”) each of which is attached hereto.

(b) The Parties have mutually agreed to terminate the Terminated Agreements on the terms set forth herein, and the Parties hereby agree that, effective upon signing of this Agreement, and the delivery of the documents set forth in Article 3, the Terminated Agreements are terminated and of no further force and effect.

(c) This Agreement sets forth the effect of the termination of the Terminated Agreements, which clauses thereof survive, if any, and certain other agreements between the Parties.

1.2 Defined Terms. As used in this Agreement, the terms below will have the following meanings:

(a) “Affiliate” means any Person which directly or indirectly controls, is controlled by, or under common control with a Party. For purposes of this foregoing definition, the term “control” (including with correlative meaning, the terms “controlling”, “controlled by,” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise.

(b) “Applicable Laws” means all applicable laws, rules and regulations that may apply to the development, manufacture, handling, storage, use, marketing or sale of the Product or the performance of either Party’s obligations under this Agreement including laws, rules and regulations governing the import, export, development, marketing, distribution and sale of the Product, to the extent applicable and relevant, and including all current Good Manufacturing Practices or current Good Clinical Practices or similar standards promulgated by the FDA and including U.S. export control laws and the U.S. Foreign Corrupt Practices Act.

(c) “Assumed Liabilities” means (i) all liabilities related to the CPI-300 Project (except to the extent the cost thereof has already been paid by Cary), the NDA and the commercialization of the Product, including as indicated on Exhibit B and (ii) all liabilities relating to the Biovail Litigation, including all expenses relating to the engagement of Knobbe Martens Olsen & Bear, LLP (“Knobbe Martens”) or parties retained by or through Knobbe Martens. Notwithstanding the foregoing, Assumed Liabilities shall not include any amount relating to the CPI-300 Project or the Biovail Litigation if, and only if, Cary has incurred such expense and has not disclosed such expense to IntelGenx by April 30, 2010. Set forth on Exhibit B-1 is a list of all pending third party engagements which either party is aware of relating to CPI-300 or the Biovail Litigation. All liabilities relating to such engagements on Exhibit B-1 are part of the Assumed Liabilities.

(d) “Biovail Litigation” means that lawsuit commenced by Biovail Laboratories International SLR v. Cary Pharmaceuticals Inc as identified in Case Number: 1:2009CV00605 filed, August 13, 2009.

(e) “Confidential Information” means, with respect to a Party, all information of any kind whatsoever (including without limitation, data, compilations, formulae, models, patent disclosures, procedures, processes, projections, protocols, results of experimentation and testing, specifications, strategies, techniques and all non-public intellectual property, and all tangible and intangible embodiments thereof of any kind whatsoever (including without limitation, apparatus, compositions, documents, drawings, machinery, patent applications, records and reports)), which is disclosed by such Party or such Party’s Affiliates to the other Party or its Affiliates and is marked, identified or otherwise acknowledged to be confidential at the time of disclosure to the other Party. Notwithstanding the foregoing, Confidential Information of a Party shall not include information which the other Party can establish by competent evidence (a) to have been publicly known prior to disclosure of such information by the disclosing Party to the other Party, (b) to have become publicly known, without fault on the part of the other Party, subsequent to disclosure of such information by the disclosing Party to the other Party, (c) to have been received by the other Party free of an obligation of confidentiality at any time from a source, other than the disclosing Party, rightfully having possession of and the right to disclose such information free of an obligation of confidentiality, (d) to have been otherwise known by the other Party prior to disclosure of such information by the disclosing Party to the other Party.

(f) “CPI-300 Project” has the meaning set forth on Exhibit A-1.

(g) “Encumbrance” means any charge, lien, pledge, security interest, encumbrance or other restriction whatsoever.

(h) “Intellectual Property Rights” means rights in, under or to intellectual property, including without limitation, know-how, patents and patent applications (including but not limited to continuation applications, provisional applications, inventors’ certificates and any foreign applications) trademarks (including but not limited to applications and renewals), trade secrets, inventions, data, processes, techniques, procedures, compositions, devices, methods, formulas, and copyrights (including but not limited to copyrightable works, copyright applications, registrations and renewals) and copies and tangible embodiments of any or more of the foregoing.

(i) “NDA” means the New Drug Application for the Product submitted to the FDA on or about March 31, 2009 and received by the FDA on April 6, 2009, having been assigned NDA #22-497 by the FDA.

(j) “NDA Ownership Transfer Letter” shall have the meaning ascribed thereto in Section 3.1(a)(ii);

(k) “Net Product Sales” means (i) the gross amount of sales royalties received by IntelGenx in connection with sales or license of the Product in the Territory, other than Upfront Payments , less (if payable by IntelGenx): (a) trade and reasonable and customary cash discounts allowed; (b) refunds, rebates, chargebacks, retroactive price adjustments and any other allowances which effectively reduce the net selling price; (c) returns, credits and allowances; and (d) freight, taxes and insurance, (ii) the proceeds of any disposition of all or substantially all of IntelGenx’s interest in the Product; or (iii) the proceeds of any litigation relating to the Product (including both judgments and settlements, but net of reasonable litigation expenses actually paid by IntelGenx). For purposes of clarity, the sale of a portion of the revenue stream (e.g., the sale of a portion of royalties due to IntelGenx as part of a financing transaction) described in (i) by IntelGenx shall be treated as part of Net Product Sales.

(l) “Permitted Encumbrance” means (i) any Encumbrances in respect of taxes not yet due and payable as of the Effective Date and (ii) any Encumbrance arising out of or relating to an agreement to which IntelGenx is a party.

(m) “Product” means tablets that contain 450 mg of bupropion hydrochloride extended release as described in the NDA.

(n) “QuitPak Product” means a pharmaceutical product developed out of the QuitPak Project and comprising bupropion and mecamylamine.

(o) “QuitPak Project” has the meaning set forth in Exhibit A-2.

(p) “Regulatory Approvals” shall mean any approvals, product and/or establishment licenses, registrations or authorizations, including without limitation approvals under NDAs which are necessary for the commercial manufacture, use storage, importation, transport, promotion, pricing, marketing or sale of the Product in the Territory.

(q) “Territory” means worldwide.

(r) “Transferred Assets” means all right, title and interest of Cary in and to the following assets:

(i) the Intellectual Property Rights related to the CPI-300 Project as described in Section 2.5;

(ii) all Regulatory Approvals, including the Product NDA; and

(iii) all original documents and records relating to the Product, the NDA and the Biovail Litigation, including written and electronic correspondence.

(s) “Upfront Payments” means payments received by IntelGenx with respect to the Product which are made in a lump sum (whether based on meeting a milestone or not) prior to the commercial launch of the Product that are not creditable or subject to offset against future royalties on the Product. For purposes of clarity, lump sum payments with respect to the Product which do not qualify as Upfront Payments will be part of Net Product Sales.

1.3 References to Articles, Sections, Exhibits and Schedules. All references in this Agreement to articles, sections (and other subdivisions), exhibits and schedules refer to the corresponding articles, sections (and other subdivisions), exhibits and schedules of, or attached to, this Agreement, unless the context expressly, or by necessary implication otherwise requires.

ARTICLE 2
PROJECT TRANSFER

2.1 General. The Parties have agreed, subject to the terms provided for in this Agreement, to terminate the joint venture provided for in the Terminated Agreements and that the CPI-300 Project will be transferred and assigned to IntelGenx as herein provided.

2.2 Regulatory Approvals. Cary hereby assigns to IntelGenx all rights and interest in the Regulatory Approvals that Cary has or may have had, including the NDA, and IntelGenx will be responsible for the costs associated therewith. Cary and IntelGenx will effectuate such transfer of the Regulatory Approvals in accordance with Applicable Laws, including 21 Code of Federal Regulations § 314.72. IntelGenx will have full and complete authority with respect to the prosecution and/or amendment of the NDA and the commercialization of the Product and/or the technology encompassed in the CPI-300 Project, including the right, in its absolute and sole discretion, to abandon or withdraw the NDA and to discontinue any efforts to commercialize the Product, subject to IntelGenx’s assumption of all liabilities in Section 4.1, 4.2 and 4.3.

2.3 Litigation. Promptly following execution of this Agreement and assignment of the NDA, the Parties shall exercise their best efforts to cooperate in order to substitute IntelGenx for Cary as a party to the Biovail Litigation and to enter into a new engagement letter with Knobbe Martens pursuant to which Cary shall be removed from all obligations with respect to the Biovail Litigation and IntelGenx shall assume all such obligations. In the event such substitution is unsuccessful or, after opposition by Biovail, Knobbe Martens provides an opinion addressed to Cary stating that pursuing such substitution is inadvisable, (i) IntelGenx shall assume all costs and obligations relating to the Biovail Litigation; and (ii) Cary shall provide IntelGenx with full and absolute control of the Biovail Litigation, which rights shall be irrevocable so long as all costs and obligations hereunder are paid in full, and so long as any compromise thereof does not require Cary to undertake any direct obligation or perform any covenant or agreement and shall fully cooperate with IntelGenx (at IntelGenx’s expense, to the extent that Cary’s internal costs are not associated with such cooperation) with respect to the Biovail Litigation.

2.4 Assistance by Parties. The Parties will provide limited and reasonable assistance and cooperation to the other Party, in connection with Cary’s pursuit of the QuitPak Project (wherein IntelGenx will provide assistance) and IntelGenx’s pursuit of the CPI-300 Project (wherein Cary will provide assistance). Notwithstanding the foregoing, the Parties agree:

(a) that such assistance will require limited resources and effort and agree to provide extensive assistance (such as laboratory analysis or arrangement of third party resources) only after coming to a mutually agreeable fee for the extensive assistance.

(b) neither Party shall have any obligation to provide assistance and cooperation in a manner that would conflict with such Party’s other contractual agreements or commitments.

(c) Cary expressly acknowledges that IntelGenx will require Cary to assist in transferring existing knowledge relating to CPI-300 its preparation for the June 10 meeting with the FDA relating to CPI-300.

(d) IntelGenx expressly agrees that Cary shall not have any obligation to participate in any phone call or meeting with the FDA except to the extent necessary in order to transfer the NDA to IntelGenx.

2.5 Intellectual Property. Notwithstanding any provision, term or condition of the Terminated Agreements, Cary and IntelGenx agree as follows:

(a) IntelGenx shall exclusively own all Intellectual Property Rights developed, discovered, invented, authored, owned or controlled by Cary (including any Intellectual Property Rights which Cary may hold by virtue of joint development with IntelGenx and its employees, agents or contractors), or otherwise created by Cary, its employees, agents and consultants under the Terminated Agreements relating to the CPI-300 Project.

(b) Except as set forth in Section 2.5(e) below with respect to the inventions described in U.S. Patent No. 7,674,479 (and U.S. patent application serial nos. 60/833,154 and 11/782,839, and any other patent applications that claim priority thereto including but not limited to WO 2008/038155 and all patent applications related thereto), Cary shall exclusively own all Intellectual Property Rights developed, discovered, invented, authored, owned or controlled by IntelGenx (including any Intellectual Property Rights which IntelGenx may hold by virtue of joint development with Cary and its employees, agents or contractors) that were developed as a result of the QuitPak Project and relate to the QuitPak Product, or otherwise created by IntelGenx, its employees, agents and consultants under the QuitPak Project.

(c) Each party agrees to execute and deliver, or cause its employees or agents to execute and deliver, to the other party such assignments of the Intellectual Property Rights, including, without limitation, oaths, declarations, patents and/or other instruments of conveyance, in recordable form and otherwise satisfactory to the other party, and to perform such other lawful acts as the other party may reasonably request to fully secure to it and/or evidence the rights and interests assigned by this Article 2 and the other provisions of this Agreement.

(d) For the avoidance of doubt, the Parties agree that nothing in the Joint Venture Agreement, in the 2005 Agreement, or in this Agreement conferred or will confer any rights to IntelGenx in U.S. Patent No. 6,197,827 or its foreign equivalents and the QuitPak trademark and/or tradename, which is owned in its entirety by Cary. To the extent IntelGenx has an ownership interest in any part of the invention(s) described in U.S. Patent No. 6,197,827 or its foreign equivalents, IntelGenx hereby assigns its entire right, title and interest in and to said inventions to Cary and agrees to execute and/or provide any documentation necessary to perfect the assignment.

(e) Notwithstanding the foregoing, the Parties also agree that nothing in the Joint Venture Agreement, the February 2007 Agreement, the September 16, 2006 Agreement, the 2005 Agreement, any other Terminated Agreement or this Agreement conferred or will confer any rights to Cary in the inventions disclosed in U.S. non-provisional application nos. 11/782,838 and 11/828,287 (the latter now U.S. Patent No. 7,674,479) and in U.S. provisional application no. 60/833,154, these applications having been listed on Exhibit A to the Joint Venture Agreement, and which are owned in their entirety by IntelGenx. To the extent Cary has an ownership interest in any part of the invention(s) described in U.S. non-provisional application nos. 11/782,838 and 11/828,287, U.S. Patent No. 7,674,479, and U.S. provisional application no. 60/833,154, Cary hereby assigns its entire right, title and interest in and to said inventions to IntelGenx, and in and to all divisional, continuation, reissue, and continuation in-part applications thereof supplementary protection certificates, inventors’ certificates, any corresponding foreign patent applications and/or PCT patent applications, including but not limited to WO 2008/038155 and related application, represented by IntelGenx to disclose, claim or otherwise cover or embrace technology within the scope thereof including reissues, reexamination and extensions which have been or shall be filed and/or granted in the United States and all foreign countries on any of said inventions, subject to the License set forth in Section 5.1.

ARTICLE 3
CLOSING

3.1 Closing Documents. On or before May 17, 2010:

(a) Cary will deliver the following documents and instruments to IntelGenx:

(i) NDA Assignment (demonstrating compliance with 21 C.F.R. § 314.72);

(ii) A letter transferring ownership of the NDA in accordance with 21 C.F.R. § 314.72 (the “NDA Ownership Transfer Letter”);

(iii) Documentation from FDA evidencing the receipt of the NDA Ownership Transfer Letter; and

(iv) All original documents and records relating to the Product, the NDA and the Biovail Litigation which have not been previously provided to IntelGenx or Knobbe Martens.

(b) IntelGenx will deliver to Cary: All data, documentation, original records, materials (including batches of sample QuitPak Products that may have been produced under the 2005 Agreement and the API) relating to the QuitPak Project.

ARTICLE 4
FINANCIAL CONSIDERATION

4.1 Initial Payment. At the time of execution of this Agreement, an escrow account shall be established with Davis, Malm & D’Agostine, PC (the “Escrow Agent”) pursuant to which IntelGenx shall put [*****] into escrow (the “Escrow Amount”) for the benefit of Cary. On the latter of May 10, 2010 or the date that Cary provides documentation to the Escrow Agent, with a copy to IntelGenx, from the FDA acknowledging receipt of the NDA Ownership Transfer Letter, such amount shall be released to Cary (the “Initial Payment”). If release of the Escrow Amount pursuant to this Section 4.1 has not occurred prior to June 15, 2010, the Escrow Amount shall be returned to IntelGenx and this Agreement shall become void.

4.2 Additional Payments. Subject to the conditions specified herein, IntelGenx shall pay Cary:

(a) [****] on the earlier of (i) the date on which the FDA receives from IntelGenx a response to the FDA’s letter dated February 3, 2010 (the “Second Payment”) or (ii) September 30, 2010; provided, however, that if IntelGenx determines, in its sole and absolute discretion to terminate the CPI-300 Project, and has withdrawn the NDA and provides proof of such withdrawal to Cary by such date, then it will have no continuing obligation to make the Second Payment.

(b) [****] within 45 days after both the FDA notifies IntelGenx of NDA approval for the Product, and all other necessary U.S. Regulatory Approvals for the Product have been obtained (the “Third Payment”); provided, however, that if IntelGenx determines, in its sole and absolute discretion, to terminate the CPI-300 Project, and has withdrawn the NDA and provides proof of such withdrawal to Cary by such date, then it will have no continuing obligation to make the Third Payment.

4.3 Assumed Liabilities: IntelGenx expressly agrees to assume and pay fully the Assumed Liabilities, including those identified on Exhibit B.

4.4 Liabilities Not Assumed. It is expressly understood and agreed that, except for the Assumed Liabilities, neither party will assume or has assumed, nor will it be liable for, any liability, debt, obligation, claim against or contract of the other party of any kind or nature whatsoever, at any time existing or asserted, whether or not accrued, fixed, contingent or otherwise, whether known or unknown, and each party agrees to indemnify the other party against all such liabilities not assumed. Without limiting the foregoing, Cary agrees to be responsible for all costs, severance, expenses or other liabilities resulting from the termination of any employees of Cary, and, IntelGenx agrees to be responsible for all costs, severance, expenses or other liabilities resulting from the termination of any employees of IntelGenx.

4.5 Ongoing Payments. Subject to receipt of all Regulatory Approvals necessary to commercialize the Product, and to IntelGenx not abandoning its Product commercialization efforts, ongoing payments will be made to Cary, by IntelGenx or its Affiliate, as follows:

(a) Subject to Section 4.5(b), (c), and (d) below, IntelGenx will pay Cary (i) ten percent (10%) of all Net Product Sales relating to the Product and (ii) three percent (3%) of all Upfront Payments. Such payments to Cary will be made by IntelGenx or its affiliate within 30 days of receipt by IntelGenx.

(b) No payments will be due under this Section 4.5 or otherwise on any Products sold or transferred to customers as samples or for demonstration purposes.

(c) Payments due under this Section 4.5 will continue until the earlier of: (i) all claims in all patents relating to the Product NDA, hereafter owned exclusively by IntelGenx, have expired or been determined to be invalid or (ii) the end of the commercial life of the Product in the Territory. The Parties expressly agree that the commercial life of the Product in the Territory excludes any improvements or amendments to the Product subsequent to the receipt of the NDA, including receipt of any additional Regulatory Approvals.

(d) Once due, IntelGenx shall deduct from and against the Ongoing Payments otherwise due to Cary under this Section 4.5, the sum of $200,000 which represents amounts previously paid by IntelGenx to Cary.

4.6 Records and Audits. Cary shall have the right, at its own expense, to have an independent public accountant, reasonably acceptable to IntelGenx, audit the IntelGenx’s financial books and records of account pertaining to Net Product Sales. All such audits shall be conducted not more than once per year, during normal business hours, and upon reasonable prior notice. Notwithstanding the foregoing, in no event shall Cary have the right to audit any period previously audited or to audit any period ending more than two years prior to the date such audit is commenced. Any amounts determined pursuant to any such audit to have been overpaid or underpaid shall promptly be refunded or paid as applicable. In the event that any such audit reveals an underpayment to Cary of more than five (5%), IntelGenx shall reimburse Cary for the expense of such audit. Notwithstanding the foregoing, in the event that IntelGenx disagrees with the conclusions of any such audit, the Parties shall submit such dispute to arbitration in accordance with Section 11.9 and no payment shall be made under this Section 4 pending the outcome of such arbitration. As a condition to such audit, the independent public accountant selected shall execute a written agreement, reasonably satisfactory in form and substance to both Parties, to maintain in confidence all information obtained during the course of any such audit except for disclosure as necessary for the above purpose and all reasonable documents will be delivered to the auditor under these confidential terms. Additionally no auditor may be employed on a contingency basis.

4.7 Periodic Updates. IntelGenx shall provide Cary with (i) prompt notice of IntelGenx’s response to the FDA’s February 3, 2010 letter and FDA’s notification of NDA approval; and (ii) quarterly financial reports to support payment of the Ongoing Payments identified in Section 4.5, which financial reports shall include a statement showing all Net Product Sales, broken out pursuant to subsections (i), (ii), and (iii) of the definition of Net Product Sales. These periodic financial updates will be provided within 30 days of the end of each quarter. In addition, IntelGenx will provide Cary with copies of press releases identifying material events relating to the CPI-300 project on a quarterly basis so Cary may remain informed of the CPI-300 Project.

4.8 All dollar amounts identified in this Agreement represent US currency.

ARTICLE 5
QUITPAK PROJECT

5.1 License Agreement. IntelGenx grants Cary a perpetual, worldwide, exclusive, royalty free, fully paid up and assignable license for the purposes of the QuitPak Product, with the right to sublicense (with notification to IntelGenx of such sublicense) any Intellectual Property Rights relating to the QuitPak Project (including those rights under U.S. Patent No. 7,674,479, U.S. Patent Application Serial Nos. 60/833,154, 11/782,839, WO 2008/038155 and all divisional, continuation, reissue, and continuation in-part applications thereof, supplementary protection certificates, inventors’ certificates, any corresponding foreign patent applications and/or PCT patent applications which disclose, claim or otherwise cover or embrace technology within the scope thereof including reissues, re-examination and extensions which have been or shall be filed and/or granted in the United States and all foreign countries on any of said inventions), whereby Cary may further develop and improve, use, make, have made, market, distribute or otherwise develop or commercialize, directly or through third parties, Intellectual Property Rights relating to the QuitPak Project. Cary agrees that it shall not exercise any Intellectual Property Rights relating to improvements made pursuant to this license in a manner that would block or prevent IntelGenx from the development of any Intellectual Property Rights referenced in Section 2.5(a) .

5.2 Cary Rights: Notwithstanding Article 2 and Section 5.1 above, Cary will retain all rights relating to U.S. Patent No. 6,197,827 or its foreign equivalents.

5.3 Patent Enforcement. Cary shall have the exclusive right to enforce (at Cary’s sole expense) all Intellectual Property Rights licensed to Cary pursuant to Section 5.1, and IntelGenx shall reasonably cooperate (at Cary’s expense, to the extent that IntelGenx’s internal costs are not associated with such cooperation) with Cary in the enforcement of such rights.

5.4 Covenant Not to Sue. IntelGenx covenants and agrees that it will not sue Cary or any licensee thereof for infringement of U.S. Patent No. 7,674,479, U.S. Patent Application Serial Nos. 60/833,154, 11/782,839, WO 2008/038155 and all divisional, continuation, reissue, and continuation in-part applications thereof, supplementary protection certificates, inventors’ certificates, any corresponding foreign patent applications and/or PCT patent applications or the license granted under Section 5.1 with respect to the QuitPak Product.

ARTICLE 6
EFFECT OF TERMINATION

6.1 Confidentiality. The provisions of Article 8 of the Joint Venture Agreement, attached hereto, shall survive termination and remain in full force and effect; provided, however, that (i) IntelGenx shall have the right to use and, to the extent required by or advisable or reasonably necessary under Applicable Law, to disclose Confidential Information of Cary’s that constitutes Intellectual Property Rights assigned to IntelGenx pursuant to this Agreement in Section 2.5. (a), and (ii) Cary shall have the right to use and, to the extent required by Applicable Law, to disclose Confidential Information of IntelGenx that constitutes Intellectual Property Rights licensed to Cary pursuant to this Agreement in Section 5.1.

6.2 Non-Survival Clauses. Notwithstanding Section 13.4 of the Joint Venture Agreement, Articles 11, 12, 15 and Sections 4.1, 5.5, 7.4, 9.1, 9.2, 13.3 and 13.4 of the Joint Venture Agreement shall not survive termination thereof.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF CARY

Cary hereby represents and warrants to IntelGenx as follows:

7.1 Organization and Standing; Power of Authority. Cary is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full power and authority to make and perform this Agreement and the transactions and other agreements and instruments contemplated by this Agreement. This Agreement has been and all other agreements and instruments to be executed and delivered by Cary in connection herewith will be duly executed and delivered by Cary as applicable. This

Agreement has been duly approved by the sole member of Cary, and constitutes the valid and binding obligation of Cary, enforceable in accordance with its terms.

7.2 Conflicts; Defaults. Neither the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith by Cary, nor the performance by Cary of the transactions contemplated hereby or thereby, will violate, conflict with, or constitute a default under, any of the terms of Cary’s articles of organization or operating agreement or any contract to which Cary is a party or is bound.

7.3 Title to and Condition of Transferred Assets. Subject to any restrictions or Encumbrances arising out of the Biovail Litigation: Cary has good and marketable title to the Transferred Assets free and clear of all Encumbrances, other than Permitted Encumbrances, and IntelGenx will receive good and marketable title to the Transferred Assets to IntelGenx pursuant to this Agreement, free and clear of all Encumbrances, other than Permitted Encumbrances. INTELGENX ACKNOWLEDGES AND AGREES THAT, OTHER THAN CARY’S REPRESENTATIONS SET FORTH IN THIS SECTION 7.3, CARY DOES NOT EXTEND ANY WARRANTY, EXPRESS OR IMPLIED AS TO THE TRANSFERRED ASSETS.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF INTELGENX

IntelGenx hereby represents and warrants to Cary as follows:

8.1 Organization and Standing: Power of Authority. IntelGenx is a corporation duly organized, validly existing and in good standing under the laws of Canada, and has full corporate power and authority to operate its business, to own its assets and acquire the Transferred Assets and to make and perform this Agreement and the transactions and other agreements and instruments contemplated by this Agreement. This Agreement has been, and all other agreements and instruments in connection herewith will be, duly executed and delivered by IntelGenx. This Agreement has been duly approved by the directors of IntelGenx, and constitutes the valid and binding obligation of IntelGenx, enforceable in accordance with its terms.

8.2 Conflicts; Defaults. Neither the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith by IntelGenx, nor the performance by IntelGenx of the transactions contemplated hereby or thereby, will violate, conflict with, or constitute a default under, any of the terms of IntelGenx organizational or governing documents or any contract to which IntelGenx is a party or is otherwise subject or bound.

ARTICLE 9
MUTUAL RELEASES AND MUTUAL NONCOMPETE

9.1 Release by Cary. Cary, for itself and its directors, officers, affiliates, shareholders, successors and assigns (hereinafter collectively referred to as to the “Cary Group”) does hereby forever release, remise, acquit and discharge IntelGenx, together with its respective directors, officers, members, shareholders, successors and assigns (collectively, the “IntelGenx Group”) of and from any and all payments, claims, lawsuits, demands, judgments, actions, causes of action, damages, expenses, costs, attorneys’ fees and liabilities of any kind whatsoever, whether known or unknown, vested or contingent, in law, equity or otherwise, which the Cary Group ever had, now has or may in the future claim to have against the IntelGenx Group from the beginning of the world to the date of this Agreement, which may arise from or relate directly or indirectly to (a) any of the Terminated Agreements, and (b) the performance by IntelGenx under any of the Terminated Agreements, or the failure to perform thereunder.

9.2 Release by IntelGenx. The IntelGenx Group does hereby forever release, remise, acquit and discharge the Cary Group of and from any and all payments, claims, lawsuits, demands, judgments, actions, causes of action, damages, expenses, costs, attorneys’ fees and liabilities of any kind whatsoever, whether known or unknown, vested or contingent, in law, equity or otherwise, which the IntelGenx Group (respectively) ever had, now has or may in the future claim to have against the Cary Group from the beginning of the world to the date of this Agreement which may arise from or relate directly or indirectly to (a) any of the Terminated Agreements, and (b) the performance by Cary under the Terminated Agreements, or the failure to perform thereunder.

9.3 No Assignment of Rights. Cary and IntelGenx each hereby represents and warrants to the other that any claim which would have been released hereunder if owned by them (or anyone in its respective Group) on the date hereof has not been transferred, assigned or given away prior to the date hereof to any person, firm or entity which would not be bound thereby.

9.4 Absolute Defense. It is the intention of the Parties that the general releases provided for in this Agreement are and shall be a complete and absolute defense to anything released hereunder. It is understood that the acceptance of this Agreement and payment of consideration herein recited are not an admission or acknowledgment by any party of any liability whatsoever to any other party.

9.5 Full Statement of Purpose. Cary and IntelGenx acknowledge that they have read this Agreement, that there is absolutely no agreement or reservation not clearly expressed herein, that the consideration recited is all that such party is to receive, that this Agreement shall not be subject to any claim of mistake of fact and that this Agreement expresses a full and complete settlement of any liability and, regardless of the adequacy of the amount paid, is intended to avoid litigation and so be final and complete.

9.6 Mutual Non-Compete. Each of Cary and IntelGenx agrees that it shall not develop, market, distribute or commercialize the Product outside of this Agreement and IntelGenx agrees that it shall not develop, market, distribute or commercialize a QuitPak Product outside of this Agreement.

ARTICLE 10
INDEMNIFICATION

10.1 Cary Indemnification. Cary shall indemnify IntelGenx and its officers, directors, employees and Affiliates (collectively, the “IntelGenx Parties”) against any and all losses, liabilities, damages, costs and expenses, including without limitation costs of investigation and reasonable attorneys’ fees and expenses (collectively, “Losses”), sustained by an IntelGenx Party and arising from:

(a) any breach of any representation or warranty made by Cary in this Agreement or any agreement, instrument or document delivered by Cary pursuant to the terms of this Agreement; or

(b) any failure to perform duly and punctually any covenant, agreement or undertaking on the part of Cary contained in this Agreement;

except, in each case, to the extent such Losses are caused by IntelGenx’s breach of this Agreement or the willful misconduct or negligence of IntelGenx.

10.2 IntelGenx Indemnification. IntelGenx shall indemnify Cary and its officers, directors, employees and Affiliates (collectively, the “Cary Parties”) against any and all Losses sustained by any Cary Party and arising from:

(a) any breach of any representation or warranty made by IntelGenx in this Agreement or any agreement, instrument or document delivered by IntelGenx pursuant to the terms of this Agreement;

(b) any failure to perform duly and punctually any covenant, agreement or undertaking on the part of IntelGenx contained in this Agreement; or

(c) any death of, or bodily injury to, any person on account of the ingestion or use of any Product to the extent that such death or injury is attributable to or arises out of clinical studies or development work conducted by IntelGenx or its designee(s) or Product manufactured by IntelGenx or at its direction;

except, in each case, to the extent such Losses are caused by Cary’s breach of this Agreement or the willful misconduct or negligence of Cary.

10.3 Indemnification Procedures. Promptly after receipt by a Party of notice of any claim which could give rise to a right to indemnification pursuant to Sections 10.1 or 10.2, such Party (the “Indemnified Party”) shall give the other Party (the “Indemnifying Party”) written notice describing the claims in reasonable detail. The failure of an Indemnified Party to give notice in the manner provided herein shall not relieve the Indemnifying Party of its obligations under this Article 10, except to the extent that such failure to give notice materially prejudices the Indemnifying Party’s ability to defend such claim.

(a) Except as otherwise set forth in this Section 10.3, the Indemnifying Party shall have the right to compromise or defend, at its own expense and by its own counsel, any such matter involving the asserted liability of the Indemnified Party, so long as any compromise does not require the Indemnified Party to undertake any direct obligation or perform any covenant or agreement. If the Indemnifying Party shall undertake to compromise or defend any such asserted liability, it shall promptly (and in any event not less than ten (10) days after receipt of the Indemnified Party’s original notice) notify the Indemnified Party in writing of its intention to do so.

(b) The Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in the compromise or defense against any such asserted liability and shall make available to the Indemnifying Party copies of any books, records or other documents within its control that are reasonably necessary for such defense. To the extent desirable and appropriate in connection with the defense of any liability described in this Section 10.3, the Parties shall enter into a joint defense and privilege agreement in customary form.

(c) All reasonable costs and expenses incurred in connection with such cooperation shall be borne by the Indemnifying Party.

(d) If the Indemnifying Party fails to compromise or defend the asserted liability or fails to notify the Indemnified Party of its election to compromise or defend as herein provided, then the Indemnified Party shall have the right, at its option, to pay, compromise or defend such asserted liability by its own counsel and its reasonable costs and expenses shall be included as part of the indemnification obligation of the Indemnifying Party hereunder.

(e) Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim over the objection of the other; provided, however, that consent to settlement or compromise shall not be unreasonably withheld and that such settlement or compromise does not obligate Indemnified Party undertake any obligation or perform any covenant or agreement.

(f) If the Indemnifying Party controls the defense of an asserted liability, the Indemnified Party shall have the right, at its own expense, to participate in (but not control) such defense.

(g) Notwithstanding anything to the contrary in this Section 10.3, the Party conducting the defense of a claim shall keep the other Party informed on a reasonable and timely basis as to the status of the defense of such claim.

10.4 Indemnification Payment. With respect to all claims relating to the CPI-300 Project (including claims relating to patent infringement, such as litigation under 21 U.S.C. 505(j)(5)(B)(iv) or relating to the Biovail Litigation), IntelGenx shall directly defend, compromise and settle such claims pursuant to the above provisions and shall pay any liabilities or expenses relating to such claims as they occur, provided that to the extent it is later determined that Cary is not entitled to indemnification with respect to any costs incurred, Cary shall reimburse such costs. With respect to all other claims, upon the determination of liability after pursuit of compromise or defense of any amount to be indemnified under this Article 10, the appropriate Party shall pay to the other, or to the person to which such amount is owed as the case may be, within ten (10) business days after the determination of such amount, the amount of any claim for indemnification made hereunder.

ARTICLE 11
MISCELLANEOUS

11.1 Termination. This Agreement may be terminated only by mutual written consent of the Parties.

11.2 Assignment. Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned by either Party without the prior written consent of the other Party. No permitted assignment of this Agreement by a Party will relieve the Party of any of its obligations under this Agreement. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, and no other person will have any right or obligation under this Agreement.

11.3 Notices. Unless otherwise provided in this Agreement, any notice, request, instruction or other document to be given hereunder by either Party to the other will be in writing and delivered personally or mailed by certified mail, postage prepaid, return receipt requested, or by facsimile, with a confirmation via one of the preceding methods, as follows:

To IntelGenx:

IntelGenx Corp.
6425 Abrams
Ville Saint-Laurent
Quebec H4S 1X9 Canada
Facsimile: (514) 331-0436

to Cary:

Cary Pharmaceuticals Inc.
9903 Windy Hollow Road
Great Falls, Virginia 22066
Attention: Douglas Cary
Facsimile: (703) 759-7460

and be effective (a) if given by hand delivery, when left at the address of the addressee as above provided, (b) if given by mail, on the third business day after such communication is deposited in the mail, addressed as above provided and (c) if given by telecopy, when faxed to the number above provided, except that notices of a change of address will not be effective until received; or to such other place and with such other copies as either Party may designate as to itself by written notice to the other Party.

11.4 Governing Law. This Agreement will be governed by, and interpreted and enforced in accordance with, the internal laws of the State of New York, without reference to the principles of conflicts of law.

11.5 Entire Agreement; Amendments and Waivers. This Agreement, together with its attachments and exhibits, constitute the entire agreement between the Parties pertaining to the subject matter hereof, including the CPI-300 Project and the QuitPak Project, and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties including but not limited to the Terminated Agreements. No supplement, modification or waiver of this Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement will be deemed or will constitute a waiver of any other provision of this Agreement (whether or not similar), nor will such waiver constitute a continuing waiver unless otherwise expressly provided in such writing.

11.6 Counterparts; Facsimile and PDF Signature. This Agreement may be executed in any number of counterparts of the signature page, each of which will be considered an original and all of which when taken together will constitute one and the same instrument. Any Party may execute this Agreement by facsimile or pdf signature and the other Party will be entitled to rely upon such facsimile or pdf signature as conclusive evidence that this Agreement has been duly executed by such Party.

11.7 Expenses. Except as otherwise specified in this Agreement, each Party will pay its own legal, accounting and other expenses incident to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby.

11.8 Nondisparagement; Publicity. IntelGenx may issue a press release regarding the transaction contemplated by this Agreement after providing a copy of the press release at least two (2) days in advance to Cary for prior approval, which shall not be unreasonably withheld. To expedite this process, IntelGenx will provide Cary with a draft press release prior to the signing of this Agreement. Notwithstanding the foregoing, for at least three years following the effective date of this Agreement, neither Party shall make any disparaging statement in public, including in any press release or public statement, about the other Party. This nondisparagement clause does not give Cary approval rights over any future press releases.

11.9 Dispute Resolution. Any dispute, controversy or claim arising out of or in connection with this Agreement shall be determined and settled by arbitration in Washington D.C., pursuant to the rules of the American Arbitration Association. Any award rendered shall be final and conclusive upon the Parties and a judgment thereon may be entered in a court having competent jurisdiction. The arbitrator shall be authorized to award costs and expenses as part of any decision, including attorney’s fees incurred in any dispute which is determined by arbitration pursuant to this Section. Except where clearly prevented by the area in dispute, both Parties agree to continue performing their respective obligations under this Agreement while the dispute is being resolved. Arbitration shall not prevent any Party from seeking injunctive relief where such remedy is an appropriate form of remedy under the circumstances. Any dispute, controversy or claim relating to: (i) the scope, validity, enforceability or infringement of any patent rights covering the manufacture, use or sale of any Product; (ii) the scope, validity, enforceability or infringement of any trademark rights relating to any Product; or (iii) any Party’s potential breach of its confidentiality obligations under this Agreement shall be submitted to a court of competent jurisdiction in the territory in which such patent or trademark rights were granted or arose.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first written above.

INTELGENX CORP.

By: /s/ Paul A. Simmons
     Name: Paul A. Simmons
     Title: CFO

CARY PHARMACEUTICALS INC.

By: /s/ Douglas D. Cary
     Name: Douglas D. Cary
     Title: President and CEO

EXHIBIT A

Exhibit A-1	CPI-300 Project Definition

CPI-300 means the pharmaceutical product consisting of enterically coated tablets, each tablet containing 450 mg of bupropion hydrochloride, such pharmaceutical product being further defined in NDA 22-497

Exhibit A-2	QuitPak Project Definition

The QuitPak Project means the project to develop a pharmaceutical product comprising bupropion and mecamylamine, and as further described in the development agreement dated November 28, 2005 between Cary Pharmaceuticals Inc. and IntelGenx Corp.

EXHIBIT B

Line	Budget	Activity	Supplier	Amount
Item	Description
[****]	[****]	[****]	[****]	[****]

EXHIBIT B-1
Engagements

[****]

Exhibit 10.2

CONFIDENTIAL TREATMENT REQUESTED
Redacted portions are indicated by [****]

Redacted portions filed separately with the SEC pursuant
to the confidential treatment request

CONFIDENTIAL

Term Sheet: [****] Co-development and Licensing Agreement

April 2010

The purpose of this term sheet (“Term Sheet”) is to set forth the terms for an exclusive worldwide co- development and licensing agreement between IntelGenx Technologies Corp., a US corporation, or any subsidiaries thereof (“IGXT”) and RedHill Biopharma Ltd. (“RedHill”), an Israeli corporation or its designee (collectively the “Parties”). This Term Sheet is legally binding on the Parties and is subject only to satisfactory customary due diligence by RedHill, verifying inter alia that no drastic changes emerge vis a vis the currently estimated budgetary requirements, and regulatory, technical, IP and market risks, and the Parties entering into definite documentation (the “Agreement”) elaborating on the terms of this Term Sheet, and other customary terms including, without limitation, representations and warranties, liability and indemnity, and including a side letter to be executed by the original inventors/licensors (if other than IGXT).

Limited Term

This Term Sheet will expire and become null if not executed by both parties on or before Monday, April 19, 2010, 5pm EST.

To the extent possible, execution of the Agreement (“Closing”) is anticipated to take place on or before Monday, July 18, 2010

Product

[****] – [****] formulation based on IGXT’s proprietary and patented VersaFilm oral drug delivery technology in all indications whatsoever (for both human and animals) and in all doses and formulations whatsoever.

Field

All indications whatsoever (including, but not limited to [****]) with right to sub-license (and further sub-license) in all indications and formulations whatsoever, and the right to commercialize the Product in all countries of the world.

Territory	Worldwide
Collaboration Project

The Parties wish to develop the Product for use in the Field and commercialization in the Territory (the “Project”). The Project shall be comprised of all activities relating to the development and commercialization of the Product in the Territory.

Responsibilities and Decision-making	The Parties shall jointly take all key decisions regarding the development and commercialization of the Product subject to the following:

 IGXT:

  Primary responsibility for the development of the Product and the final vote on development, regulatory and manufacturing decisions
  Funding the costs of the Project according to the "Internal Costs” in the budget specified in Annex A.

 RedHill:

  Primary responsibility for the licensing and partnering of the Product and the final vote on partnering/licensing/commercialization decisions.
  Funding the external development costs of the Project up to a maximum of [****] according to the “External Costs” in the budget specified in Annex A and according to payment procedures to be specified in the Agreement and according to the development plan specified in Annex B, reflecting actual progress in the various stages of the development of the program (Note: all numbers and other details specified in Annex A and Annex B are subject to a final development budget and plan to be agreed and specified in detail in the Agreement following the due diligence by RedHill).

Payments

             RedHill Shall make the following one-time milestone payments to IGXT (Note: all payments are due only once for the Product):

  Within 7 days of Closing: [****]

  Within 30 days of Closing: [****]

  Within 60 days of Closing: [****]

  Within 30 days of successful completion of scale up, process development, and production of pivotal batches (“Development Milestone I”): [****]

  Within 30 days of filing and acceptance of the NDA by the US FDA (“Development Milestone II”): [****]

  Within 30 days of the Product marketing approval (approval of the NDA of the Product) by the US FDA (“Development Milestone III”): [****]

  R&D tax credits and all other tax or other credits that relate directly to development or R & D activities of the Product in Canada or anywhere else, actually received by IGXT, as a direct or indirect result of funds provided or otherwise invested by RedHill, are expressly covered by the definition of Rights in the Project and such tax credit amounts shall be deducted from RedHill’s Development Milestone payments to IGXT, or otherwise transferred back to RedHill within 30 days of actual receipt of the tax credit by IGXT. Any and all third party (government and/or other) financing for the Project shall be proportionally deducted from the Parties’ respective contribution toward the internal (IGXT) and external (RedHill) costs of the Project. For the purpose of clarity, tax credits as they pertain to this Term Sheet do not include corporate taxes or other similar taxes. For the avoidance of any doubt, any and all discounts or other price reductions for the Project resulting from tax credits available to third party service providers as part of the external development costs of the Project, shall be fully reflected as such in reducing RedHill’s commitment to pay such external development costs.

  2

Rights in the Product and Resulting Proceeds

  In territories where the Product is marketed by a third party marketing partner: RedHill will receive [****] and IGXT will receive [****] of all proceeds (“Proceeds”) including, but not limited to, all sales milestones, income and all monetary and non monetary value whatsoever resulting anywhere in the world directly and/or indirectly from the Product and the Project in all countries of the world. Notwithstanding the foregoing, [****] of Proceeds, RedHill shall receive [****] and IGXT shall receive [****] (“Initial Proceeds Split”). For the avoidance of any doubt, the Initial Proceeds Split will only apply once for the Product, and not per territory or per third party partner. Therefore, following the Initial Proceeds Split, RedHill will receive [****] and IGXT will receive [****] of any and all Proceeds exceeding [****]. A mechanism of reimbursement for qualifying and itemized costs incurred by any of the Parties in relation to the partnering of the product shall be specified in the Agreement.

  In territories where RedHill sells the Product on its own: RedHill will receive [****] and IGXT will receive [****] of net sales (to be defined) actually received by RedHill.

IP Ownership

  All Product-related IP developed prior to the Closing: IGXT, with a license to be granted to RedHill per the terms of the Agreement (detailed terms of the license to be specified in the Agreement). For all Product related IP solely developed by IGXT after Closing, IGXT retains ownership and will grant to RedHill an exclusive, worldwide license to such IP for the commercial exploitation of the Product. Any Product related IP jointly developed by the parties will be owned jointly by the parties. Each party shall have the right to use such jointly developed IP for products other than the Product provided that such other products do not compete with the Product or other products of the other party; and provided that neither party shall grant an exclusive license (i.e. exclusivity to the rights of the licensing party) to or otherwise dispose of joint IP without the prior written consent of the other party; other than an assignment or transfer in connection with a merger of such party or sale of all or substantially all of its assets or shares.

Steering Committee

  Within thirty (30) days of the Closing, the Parties shall establish a joint (50/50) Steering Committee (“SC”) comprising not less than four (4) members, with at least two (2) being appointed and replaced by IGXT, of which one shall be the IGXT Project Leader, and at least two (2) being appointed and replaced by RedHill, of which one shall be the RedHill Project Leader. All such representatives shall be individuals of suitable authority and seniority with significant and relevant experience and expertise. Any appointment or replacement shall be notified to the other Party in writing. The SC shall oversee the overall execution of the objectives of the Project. In particular, the SC shall (i) monitor the progress of the R&D Program against the timeframe and estimated budgets and any amendments agreed between the Parties, (ii) report on delays in the conduct of the R&D Program which would materially affect IGXT’s ability to successfully complete the R&D Program within the timeframe or estimated budgets and (iii) determine whether corrective action is required.

  3

  The Project Leaders shall facilitate the flow of information and otherwise promote communications and collaboration within and among the Parties, the SC, and any other sub-committees or teams that the SC may appoint or constitute. The SC shall meet at least monthly on the phone or in person. Meetings shall be chaired alternatively by the IntelGenx Project Leader and the RedHill Project Leader. Each Party shall be responsible for its own meeting- related costs. The Project Leader conducting the meeting also will be responsible for taking and distributing the minutes. At and between meetings of the SC, each Party shall keep the other fully and regularly informed as to its progress with its respective tasks and obligations under the Agreement. The Parties shall undertake their respective obligations under the Agreement on a collaborative basis. In case the SC cannot reach an agreement on a professional matter related to the development of the Product, the matter shall be submitted to a third party expert for an additional expert opinion. In the event that the parties cannot agree upon a third party within 21 days of the dispute arising, the matter shall be submitted to arbitration.

R&D, Manufacturing and other Data

  Within 7 (seven) days of the Closing and regularly thereafter, IGXT shall provide RedHill, at no cost to RedHill, with all the information and it has about the Product including, but not limited to, all Patents, know-how, R&D data, past trials data, communications with regulatory authorities in the US, Europe and elsewhere, manufacturing, supply, external service and other contracts and any and all other information whatsoever that is relevant for the development, marketing approval, marketing and other commercialization of the Product.

Exclusivity and Due Diligence

  IGXT understands and acknowledges that RedHill will invest significant capital, management time and other resources during the expedited due diligence period. Accordingly, for a period of 90 days starting on the date of this Term Sheet (the “Due Diligence Exclusivity Period”), IGXT shall fully and swiftly cooperate with RedHill and provide RedHill with all requested technical, legal, audit and other information that is reasonably and customarily necessary for conducting and completing such due diligence process. During the Due Diligence Exclusivity Period IGXT shall not initiate, engage, or continue any discussions with any party other than RedHill with regard to a transaction covering or otherwise involving the Product in any way. Upon signing this Term Sheet IGXT shall immediately discontinue any and all third party discussions regarding or affecting the Product in any way and shall immediately inform all relevant parties that it has formally entered a binding agreement and exclusivity period. IGXT shall completely refrain from supplying any information to any third party enquiries concerning the Product during the Expedited Due Diligence Exclusivity Period. Furthermore, in the event that IGXT’s corporate approval is not obtained by the end of the Due Diligence Exclusivity Period, or IGXT otherwise declines or is unable to complete the transaction for whatever reason, IGXT shall pay RedHill, within 30 (Thirty) days, an amount equal to US $50,000 to compensate RedHill for its due diligence costs and expenses, and other costs incurred by it, including alternative costs (“Breakup Fee”). Should RedHill decline to complete the transaction for reasons other than unsatisfactory due diligence results, RedHill shall pay IGXT, within 30 (Thirty) days, a Breakup Fee equal to US $50,000 to compensate IGXT for hosting the due diligence and other costs incurred by it, including alternative costs.

  4

Confidentiality

  Subject to compulsory regulatory and legal requirements or (in the absence of such requirements) a written approval from the other party, neither party shall make any public release or other public disclosure to third parties (other than the Parties’ professional advisors) concerning this Term Sheet, the Agreement contemplated hereby or the status of the discussions between or among IGXT and RedHill without first allowing the other party to review and comment on the wording of the relevant announcement such review and comment not to be unreasonably withheld. Subject to confidentiality, RedHill is expressly permitted to generally describe the Product to its investors provided it is done with the aim of securing the financing needed to continue the development of the Product.

Diligence Obligation

  IGXT will make a good faith, continuous and diligent effort to allocate all appropriate resources to prepare, initiate and complete the clinical development of the Product and file an application for regulatory marketing approval in accordance with industry standards, and within the agreed budget and timeframe (the “Diligence Obligation”). Any expenses exceeding the agreed development budget must be authorized by the Steering Committee. IntelGenx will be responsible for all internal expenses that exceed the agreed budget by up to 10% and RedHill will be responsible for all external expenses that exceed the agreed budget (Annex A) by up to 10%. If the internal and/or external budgets exceed the planned budget specified in Annex A by more than 10%, the Parties will discuss in good faith the necessary next steps to advance the Project under these new circumstances. In the event that the Parties cannot agree on the necessary next steps, within 21 days of the dispute arising, the matter shall be submitted to arbitration.

Governing Law	This Term Sheet is exclusively governed by English law and the courts of London, England.

Acknowledged and agreed:

For IntelGenx Technologies Corp.	For RedHill Biopharma Ltd.
By: /s/Horst G. Zerbe	By: /s/ Ori Shilo
Name: Horst G. Zerbe	Name: Ori Shilo
Title: President and CEO	Title: VP Finance and Operation
Date: April 19, 2010	Date: April 18, 2010

  5

  ANNEX A

  [****]

  A-1

  Annex B

  [****]

  B-1

  Exhibit 31.1

  CERTIFICATION PURSUANT TO
  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Horst Zerbe, Chief Executive Officer  of IntelGenx Technologies Corporation (the "registrant"), certify that:

  1.

  I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corporation;

  2.

  Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

  3.

  Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

  4.

  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

  a)

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

  b)

  evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  c)

  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  5.

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)

  all significant deficiencies and material weaknesses in the design or operation of our financial reporting internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b)

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

  Date: May 14, 2010

  /s/ Horst Zerbe
  Horst Zerbe
  Chief Executive Officer

  Exhibit 31.2

  CERTIFICATION PURSUANT TO
  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

  I, Paul Simmons, Principal Accounting Officer of IntelGenx Technologies Corporation (the "registrant"), certify that:

  1.

  I have reviewed this quarterly report on Form 10-Q of IntelGenx Technologies Corporation;

  2.

  Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

  3.

  Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

  4.

  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

  a)

  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

  b)

  evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  c)

  disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  5.

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)

  all significant deficiencies and material weaknesses in the design or operation of our financial reporting internal controls which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b)

  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

  Date: May 14, 2010

  /s/ Paul Simmons
  Paul Simmons
  Principal Accounting Officer

  Exhibit 32.1

  CERTIFICATION PURSUANT TO
  18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Quarterly Report of IntelGenx Technologies Corporation (the "Company") on Form 10-Q for the period ending March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Horst Zerbe, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

  (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

  /s/ Horst Zerbe
  Horst Zerbe
  Chief Executive Officer
  May 14, 2010

  A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.

  Exhibit 32.2

  CERTIFICATION PURSUANT TO
  18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Quarterly Report of IntelGenx Technologies Corporation(the "Company") on Form 10-Q for the period ending March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul Simmons, Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

  (1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

  /s/ Paul Simmons
  Paul Simmons Principal Accounting Officer
  May 14, 2010

  A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certifications are accompanying the Company's Form 10-Q solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 10-Q or as a separate disclosure document.